June 6, 2011

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Hospira, Inc.’s (“Hospira”) Form 10-K for the Fiscal Year Ended December 31, 2010

(the “Form 10-K”) File No. 001-31946

Dear Mr. Rosenberg:

This letter responds to the Staff’s oral comments received on May 9, 2011 regarding the above-referenced filing.  Set forth below are the Staff’s oral comments and Hospira’s responses.

1.             Research and Development

We note your response to the prior comment and proposed expanded disclosure. We continue to believe that research and development (“R&D”) expenditures by therapeutic type for each period presented and any material individual R&D projects would be beneficial disclosure. Please provide us with revised proposed disclosure which includes this information.

Response:

As stated in the Form 10-K, Hospira is a global specialty pharmaceutical and medication delivery company that develops, manufactures and markets products that help improve the safety, cost and productivity of patient care.  Hospira’s portfolio includes a broad offering of generic injectables, and integrated infusion therapy and medication management products, and Hospira sells these products to various customer groups in all geographic segments.  Hospira manages its product development programs and related costs through the following four categories: generic pharmaceuticals, biosimilars, proprietary pharmaceuticals and medical devices.  A key element of Hospira’s overall business strategy has been to offer products across many therapeutic classes, providing customers with the opportunity to purchase a broad line of products from a single supplier, and at this point in time, Hospira considers each of its four product development categories important to its long-term strategic direction.

Hospira makes decisions about a particular R&D project based on multiple factors including unmet medical need, commercial and scientific opportunity and risk, potential market penetration, market size and maturity, competitive position, size of R&D investment, time to market, and manufacturing, sales and marketing capabilities.  This decision making process results in Hospira investing R&D resources for projects in many different therapeutic classes consistent with our overall business strategy.  Since spending allocation decisions are based on multiple factors, management does not analyze or review R&D spend by therapeutic type.  As a result, Hospira believes that disclosure of R&D spending by therapeutic type would not enhance an investors’ understanding of Hospira’s use and expected use of resources in R&D activities.

R&D spending includes costs identifiable to specific projects, general costs which are essential to all of Hospira’s R&D operations, and one-time initial and development milestone payments associated with collaborative arrangements.  To the extent the external expenditures under collaborative arrangements have been of sufficient size to warrant disclosure, Hospira has disclosed these payments.  In that regard, please see Hospira’s disclosures related to its initial and development milestone payments in footnote 4 and the MD&A section of its Form 10-K.  The general costs include certain R&D administrative and operations overhead expenses and regulatory/medical expenses that are essential to all of Hospira’s R&D operations.  Hospira does not believe these expenses are material to its “Research and development” expense line item since they are fixed, essential to all of Hospira’s R&D projects and do not significantly vary from year to year.  With respect to the remaining project specific costs, for the periods presented in the Form 10-K, Hospira believes that the costs incurred on any individual R&D project were not material to Hospira.  Moreover, the delay in or termination of any one project will not by itself necessarily cause Hospira to significantly change total R&D spend.  Hospira plans to manage its R&D portfolio in 2011 to achieve R&D spend in the range of approximately 6 to 7% of net sales, exclusive of any one-time initial and development milestone payments associated with collaborative arrangements.

Proposed Disclosure

Based on the foregoing, in its second quarter 2011 Form 10-Q, Hospira will enhance its R&D discussion by including the following disclosure:

R&D spending includes costs identifiable to specific projects, general costs which are essential to all of Hospira’s R&D operations, and one-time initial and development milestone payments associated with external collaborative arrangements.  The costs identifiable to a specific project are not individually material to Hospira’s “Research and development” expense line item.

From time to time, Hospira may enter into collaborative arrangements with third parties for the development, license or commercialization of certain products. The timing and terms of such collaborative arrangements are uncertain and unpredictable.  Hospira plans to continue to manage its portfolio to achieve R&D spend in full-year 2011 in the range of approximately 6 to 7% of net sales, exclusive of any one-time initial and development milestone payments associated with collaborative arrangements.

Hospira believes that these additional disclosures (in combination with the disclosure provided in its first quarter 2011 Form 10-Q filed on April 26, 2011 and the ongoing collaborative arrangement footnote and MD&A disclosure related to R&D expense) provide investors with an understanding of the company’s use and expected use of resources related to R&D activities. Furthermore, Hospira confirms that in future Form 10-K filings, if any R&D project specific costs are material on an annual basis, Hospira will discuss that project.  Moreover, if the future R&D expense is reasonably likely to materially differ from the expectation communicated above, then Hospira will disclose the change.

2.             Inventory

Please tell us and disclose the amount of inventory prior to regulatory approval and launch included in the “Prepaid expenses” line item. Also tell and disclose for each period presented the amount of any writeoffs of capitalized inventory due to a delay in or failure to receive regulatory approval. Given the uncertainty in approval, the materiality of these amounts of unapproved inventory should be assessed as a percentage of “Income from Operations” in addition to “Current Assets.”

Response:

As of December 31, 2010 and 2009, Hospira included unapproved products, net of reserves, of $6.3 million and $11.0 million, respectively, in the “Prepaid expenses” line item. In the years ended December 31, 2010 and 2009, Hospira recognized charges related to unapproved products of $3.9 million and $3.7 million, respectively due primarily to delays in receiving regulatory approval. No charges related to unapproved products were recognized by Hospira for the year ended December 31, 2008.

Hospira confirms that as of December 31, 2010 and 2009 the amount of unapproved products, both gross and net of reserves, contained in the line item “Prepaid expenses” did not exceed 1% of “Current Assets.”  In the years ended December 31, 2010, 2009, and 2008, the amount of charges recognized for unapproved products by Hospira did not exceed 1% of “Income from Operations.”  In addition, in the years ended December 31, 2010, 2009, and 2008, the amount of unapproved products did not exceed 3% of “Income from Operations.”

Based on the above-referenced amounts, Hospira believes that the disclosures requested by the Staff are not material to an understanding of the financial statements in Hospira’s Form 10-K. With that being stated, however, Hospira continually monitors capitalization of unapproved products and confirms that in future quarterly and annual filings it will include additional disclosures, as referenced in the Staff’s comments above, if the amounts become material.

*          *          *

Hospira acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, feel free to contact Brian Smith at 224-212-2851 or the undersigned at 224-212-2941.

Sincerely,

/s/ Thomas E. Werner
Thomas E. Werner
Senior Vice President, Finance and
Chief Financial Officer

cc:                                 Dana Hartz, Staff Accountant, SEC

Don Abbott, Senior Staff Accountant, SEC